Mail Stop 4561

January 6, 2009

Joseph L. Cowan
Chief Executive Officer
Interwoven, Inc.
160 E. Tasman Drive
San Jose, California 95134

Re: Interwoven, Inc.
**   Form 10-K for the year ended December 31, 2007**
**   Filed March 14, 2008**
**   File No. 000-27389**

Dear Mr. Cowan:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief